SECURITIES AND EXCHANGE COMMISSION

                                              Washington, D.C. 20549


                                                     FORM 6-K

                                             REPORT OF FOREIGN ISSUER


Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of     June 30, 1998

                                              ICTS International N.V.

                                  (Transition of registrant's name into English)

                                    Biesbosch 225,  1181 JC 1185 ZH  Amstelveen,
                                     The   Netherlands   (Address  of  principal
                                     executive offices)

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______      No    X

    [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b):82-_______]




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                                                     ICTS INTERNATIONAL N.V.


                                       CONDENSED CONSOLIDATED BALANCE SHEET
                                                         (US $ in thousands)

                                                              December 31,              June 30,
                                                              1997                      1998

ASSETS
CURRENT ASSETS:
         Cash and cash equivalents                              $13,699                   $15,111
         Time deposits and Marketable Securities                  3,301                     1,107
         Accounts receivable                                      8,627                     8,700
         Other current assets                                     1,967                     2,088
         Short-term loans                                         1,043                     1,066
                  Total current assets                           28,637                    28,072

INVESTMENTS:
         Investment in affiliates                                2,000                      1,107
         Other investment                                        3,621                      6,185
                                                                 5,621                      7,292

PROPERTY AND EQUIPMENT:
         Cost                                                   3,286                       3,368
         Less- accumulated depreciation                         1,386                       1,543
                                                                1,900                       1,825

LONG-TERM RECEIVABLE,
         net of discount and current maturities                   163                         155
GOODWILL, net of accumulated amortization
of $ 965 in 1998 and       $ 872 in 1997                        8,542                       8,240
DEFERRED TAXES                                                    657                         615
OTHER ASSETS AND DEFERRED CHARGES                                 199                         204
                                                                9,398                       9,059

                  Total assets                                $45,719                     $46,403


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LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
         Short-term bank debt                                 $1,987                    $2,072
         Current maturities of long-term debt                    277                       201
         Account payable-trade                                 1,516                     1,343
         Accrued expenses and other liabilities                8,952                     9,344
                  Total current liabilities                   12,732                    12,960
LONG-TERM DEBT, net of current maturities                      1,607                     1,556

ACCRUED SEVERANCE PAY                                           1,248                     1,243
                  Total long-term liabilities                   2,855                     2,799

SHAREHOLDERS' EQUITY Share capital:
         Common shares, par value-NLG 1 per share,
            10,000,000 shares authorized; 6,569,480 issued
            and outstanding shares                             3,564                     3,564
         Additional paid-in capital                           19,090                    19,090
         Retained earnings                                    11,553                    12,314
         Cumulative translation adjustments                   (4,075)                   (4,324)
                                                              30,132                    30,644

         Total  liabilities and shareholders' equity          $45,719                   $46,403



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                                                          INTERNATIONAL N.V.

                            CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                          (US $ in thousands, except share and per share data)

                                                 Three months ended                          Six months ended
                                            30-June-97        30 June 98                30-June-97        30 June 98

Revenues                                    $11,718           $15,503                   $22,200           $29,081
Cost of revenues                              9,726            12,960                    18,886            24,474
Gross profit                                  1,992             2,543                     3,314             4,607
    Amortization of goodwill                     45               120                        82               237
    Selling, general and
      administrative expenses                 1,439             1,743                     2,558             3,450
Operating income                                508               680                       674               920
Interest income                                 175              (331)                      561               624
Interest expense                                (37)              (38)                     (197)             (191)
Exchange rate differences                       903              (427)                    2,494                62
Other income (expense), net                     (37)                3                       (87)                3
Income before income taxes and
  equity in results of affiliates             1,512               549                     3,445             1,418
Income taxes                                   (587)             (355)                   (1,377)             (743)
Income before equity in results
  of affiliates                                 925               194                     2,068               675
Equity in results of affiliates                  30                55                        84                86
Net income                                      955               249                     2,152               761
Earning per Common Share                       0.15              0.04                      0.33              0.12
Earning per Common Share -
   assuming dilution                           0.14              0.04                      0.32              0.12

Weighted average of common shares
      outstanding                         6,565,000          6,569,480                 6,565,000         6,569,480
      Diluted                             6,617,934          6,607,888                 6,658,516         6,612,527


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                                            CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                          (US $ in thousands)

                                                                                                   Six months ended
                                                                                            30-June-97            30 June 98
CASH FLOWS FROM OPERATING ACTIVITIES
         Net income for the period                                                               $2,152            $761
Adjustments to reconcile net income to net cash
            provided by operating activities:
         Depreciation and amortization............................................................ 429....         230
         Deferred income taxes................................................................... 1,069...........  45
         Increase in accrued severance pay.......................................................   131...........   7
         (Gain) loss on sale of equipment........................................................     2..........   (3)
         Realized gain on marketable securities and interest and exchange rate income
           on short-term loans and other investments.............................................  (971)           (417)
         Imputed interest income.................................................................    (9)
         Equity in results of affiliates.........................................................   (57)..........  (86)
Changes in assets and liabilities:
         Accounts receivable..................................................................... (411)............(125)
         Other current assets.................................................................... (528)............(237)
         Accounts payable........................................................................ (366)............(107)
         Accrued expenses and other liabilities..................................................  339.... ........ 475
Net cash provided by operating activities........................................................1,581              742
CASH FLOWS FROM INVESTING ACTIVITIES:
         Purchase of time deposits and marketable securities.................................... (9,609)           (627)
         Proceeds from sale of short-term investments............................................11,162.......... 2,906
         Short-term loans........................................................................                  (300)
         Collection on short-term loans..........................................................                   324
         Other investments...............................................................................        (1,136)
         Purchase of equipment...................................................................(513)..........   (165)
         Acquisition net of cash acquired (divestitures, net of cash sold) (a)................... (91)              (38)
         Investment in affiliates..............................................................(2,194)             (194)
         Collection on long-term  receivable....................................................  202
         Proceeds from sale of equipment.........................................................  27  ........      18
         Increase in other assets............................................................... .(93).............. (6)
         Net cash provided by (used in) investing activities...................................(1,109)              782
CASH FLOWS FROM FINANCING ACTIVITIES:
         Proceeds from long-term borrowings....................................................... .......           54
         Payments on long-term borrowings........................................................ (300)............(171)
         Increase (decrease) in net borrowings under short-term bank facilities..................  891              105
         Net cash provided by financing activities...............................................  591.........     (12)
EFFECT OF FOREIGN CURRENCY EXCHANGE RATES ON CASH AND
         CASH EQUIVALENTS........................................................................(1,960)           (100)
Increase (decrease) in cash and cash equivalents...............................................  ..(897)........  1,412
Balance of cash and cash equivalents at beginning of period......................................16,366          13,699
Balance of cash and cash equivalents at end of period............................................$15,469........$15,111
          (a) Acquisition net of cash acquired (divestitures,  net of cash sold)
         (a) Assets and liabilities of a subsidiary at date of acquisition:
               Working capital, excluding cash and cash equivalents..............................(30).....         (129)
               Property, equipment, investments and other assets................................   2.........       (22)
         Minority interest.......................................................................(17).........        0
         Excess of cost over equity upon acquisition.............................................499..........        0
         Loans which were received for financing the acquisition................................(363)
         Increase in other investments.....................................................................         189
                                                                                              ------------------------------------
                                                                                                  91                 38
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                             ICTS INTERNATIONAL N.V.

                                            CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                                          (US $ in thousands)
                                                                                                       Accumulated
                                                                                                         other
                                    Common share                      Additional       Retained        comprehensive
                                    Shares           Amount            Paid -in        earnings           income
                                                                       capital          (deficit)       adjustments      Total

Balance at January 1, 1995          4,000,000         $2,063             $431              $(370)           $373         $2,497
Translation adjustments                                                                                   336.00         336.00
Net income                                                                                 1,113                          1,113
Balance at December 31, 1995        4,000,000          2,063              431                743               709        3,946
Initial Public Offering             1,500,000            878            7,322                                             8,200
Second Public Offering              1,065,000            621           11,311                                            11,932
Translation adjustments                                                                                       (769)        (769)
Net income                                                                                 6,764                          6,764
Balance at December 31, 1996        6,565,000          3,562             19,064            7,507               (60)      30,073
Stock options exercise                  4,480            2                 26                                                28
Unrealized gain on marketable
 securities                                                                                                     20           20
Translation adjustments                                                                                     (4,035)      (4,035)
Net income                                                                                 4,046                          4,046
Balance at December 31, 1997        6,569,480         $3,564            $19,090          $11,553           $(4,075)     $30,132
Stock options exercise                                                                                                        0
Unrealized gain on marketable
 securities                                                                                                    (1)           (1)
Translation adjustments                                                                                      (248)          (248)
Net income                                                                                   761                             761
Balance at June 30, 1998            6,569,480         $3,564            $19,090          $12,314          $(4,324)       $30,644




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Signature



     Pursuant to the requirements of the Securities Exchange Act of 1934,

the registrant has duly caused this report to be signed on its behalf by undersigning, thereunto duly authorized.





                                    ICTS INTERNATIONAL N.V.



Date :   August 13, 1998            By : /s/ Raanan Nir
                                    Name :  Raanan Nir
                                    Title:Chief Financial Officer


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